

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2021

Aaron Skonnard
Chief Executive Officer
Pluralsight, Inc.
42 Future Way
Draper, Utah 84020

>   **Re: Pluralsight, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed January 7, 2021**
>   **File No. 001-38498**

Dear Mr. Skonnard:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Technology

cc: Doug Schnell